SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 14th, 2014.

DATE, TIME AND PLACE: On April 14th, 2014, at 12:30 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Mrs. Francesca Petralia and Messrs. Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu. Justified absence of Messrs. Adhemar Gabriel Bahadian, Maílson Ferreira da Nóbrega and Piergiorgio Peluso. The meeting was also attended by Mr. Alberto Carvalho Whitaker, Statutory Audit Committee’s Coordinator and by Mr. Jaques Horn, Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To elect the Company’s Board of Officers and to indicate the Board of Officers of TIM Celular SA and Intelig Telecomunicações Ltda.; (2) To resolver on the distribution amongst the members of the Board of Directors and the members of the Board of Officers of the annual compensation approved by the Annual Shareholders Meeting, held on April 10th, 2014; (3) To resolve on the results of objectives Management by Objectives ("MBO"), 2013; (4) To resolve on the allocation of resources to the Statutory Audit Committee; (5) To acknowledge about the activities carried on by the Statutory Audit Committee; (6) To authorize the adoption of the necessary measures for requiring offers from third parties in relation to assets (towers) of TIM Celular S.A., based on the presented studies; (7) To resolve on the acquisition of network equipment; and (8) To resolve on the change of address of the head offices of Intelig Telecomunicações Ltda.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) (1.1) To elect the Company’s Board of Statutory Officers that consists of nine (9) Officers, denominated as follows: (i) Chief Executive Officer, Mr. Rodrigo Modesto de Abreu, Brazilian, married, Electrical Engineer, bearer of the Identity Card Nr. 12.754.381-8, issued by SSP/SP on August 8th, 2002, enrolled with the CPF/MF under Nr. 116.437.828-78; (ii) Chief Financial Officer, Mr. Claudio Zezza, Italian, married, Bachelor in Economics, bearer of the RNE nº V561718-0, issued by CGPI/DIREX/DPF, valid until October, 29th, 2019, enrolled with the CPF/MF under Nr. 060.808.147-73; (iii) Chief Operations Officer, Mr. Lorenzo Federico Zanotti Lindner, Brazilian, single, Bachelor in Economics, bearer of the Identity Card Nr. 09.631.430-7, issued by IFP/RJ, on June 10th, 1991, enrolled with the CPF/MF under Nr. 025.275.667-31; (iv) Purchasing & Supply Chain Officer, Mr. Daniel Junqueira Pinto Hermeto, Brazilian, married, Electric Engineer, bearer of the Identity Card Nr. 23.804.412-9, issued by SSP/SP, on October 31st, 1996, enrolled with the CPF/MF under Nr. 004.078.756-70; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, Italian, married, Bachelor in Economics, bearer of the RNE nº V396929-V, issued by CGPI/DIREX/DPF, valid until August 21st, 2018, enrolled with the CPF/MF under Nr. 059.292.237-50; (vi) Chief Marketing Officer, Mr. Roger Sole Rafols, Spanish, married, Bachelor in Administration, bearer of the RNE nº V345882-T, issued by CGPI/DIREX/DPF, valid until September 20th, 2016, enrolled with the CPF/MF under Nr. 057.977.907-69; (vii) Investor Relations Officer, Mr. Rogério Tostes Lima, Brazilian, married, Bachelor in Administration, bearer of the Identity Card Nr. 01589016086, issued by DETRAN, on December, 28th, 2010, enrolled with the CPF/MF under Nr. 698.713.966-00; (viii) Legal Officer, Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15; and (ix) Chief Technology Officer, Mr. Carlo Filangieri, Italian, married, Engineer, bearer of the Italian Passport Nr. D746453, enrolled with the CPF/MF under Nr. 062.186.577-01, all domiciled at Avenida das Américas, Nr. 3434, Frist Building, Barra da Tijuca, City and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2016. It shall be registered that Mr. Carlo Filangieri will take place in the position of Chief Technology Officer after he has fulfilled all the legal formalities required for the appropriate visa. The elected Officers hereby declare, under the penalties of law, that are not involved in any of the crimes provided by law that preventing them from exercising commercial activities, pursuant to article 147 of Law Nr. 6,404 of December 15, 1976 and also informed that they will present terms of investiture, the statement required by the Comissão de Valores Mobiliários ("CVM") Instruction No. 367/2002, the terms provided in Articles 18 and 19 of By-laws and other documents duly executed within the legal deadline; (1.2) In accordance with Article 22, item XXIV of the Company’s By-laws, to indicate to compose the Statutory Board of Officers of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, Messrs: (i) Chief Executive Officer, Mr. Rodrigo Modesto de Abreu; (ii) Chief Financial Officer, Mr. Claudio Zezza; (iii) Chief Operations Officer, Mr. Lorenzo Federico Zanotti Lindner; (iv) Purchasing & Supply Chain Officer, Mr. Daniel Junqueira Pinto Hermeto; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole; (vi) Chief Marketing Officer, Mr. Roger Sole Rafols; (vii) Legal Officer, Mr. Jaques Horn; and (viii) Chief Technology Officer, Mr. Carlo Filangieri; (1.3) Also in accordance with Article 22, item XXIV of the Company’s By-laws, to indicate to compose the Statutory Board of Officers of Intelig Telecomunicações Ltda. (“INTELIG”), a subsidiary of the Company, Messrs: (i) Chief Executive Officer, Mr. Alex Martins Salgado; and (ii) Officer, Mr. Lorenzo Federico Zanotti Lindner.

(2) To approve the distribution of the administrators’ compensation amount approved by the Annual Shareholders Meeting, held on April 11th, 2013, in accordance with to the material presented by Mr. Flavio Morelli, People Value Officer, that is filed at the Company’s head offices. It shall be registered that Mrs. Francesca Petralia and Messrs. Oscar Chiccetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu resigned from their remuneration.

(3) To approve the results of the quality valuation of the Chief Executive Officer and his direct reporting levels, related to the Management by objectives (“MBO”) of 2013, based on the material presented and filled at the Company’s head offices.

(4) To approve, as provided by CVM’s Instruction Nr. 509/2011 and by the Internal Rules of the Statutory Audit Committee, the annual budget allocation of the Statutory Audit Committee, to address the ordinary expenses of the committee, according to the material filed at the Company's head offices.

(5) To acknowledged about the activities carried out by the Statutory Audit Committee, according to the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee, at the meetings held on March 14th and April 03rd of 2014.

(6) To authorize the valuation process and examine the proposals related to Company’s subsidiaries’ assets (towers), that may create more value for the asset while improving industrial efficiency. Everything according with the material presented by Messrs. Claudio Zezza, Chief Financial Officer, and Carlo Filangieri, Chief Technology Officer, that are filled at the Company’s head offices.

(7) To approve the acquisition of Network equipments from the supplier Huawei do Brasil Telecomunicações Ltda., Nokia Solutions and Networks and Ericsson Telecomunicações S.A., for the year of 2014, in accordance with the material presented by Messrs. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer and Carlo Filangieri, Chief Technology Officer, maintained the overall annual budget, and in accordance with Corporate Approval Requirement (SAS) Nrs. 14038, 14039 and 14040, everything filled at the Company’s head offices.

(8) The assessment of this item was impaired.

In other matters of interest to the Company, the Board of Directors acknowledge about the characteristics of the Public Consultation regarding to the Notice of 700MHz, approved by the Anatel’s Council on April 10, 2014. The Board of Directors considers relevant the perspective of frequency’s availability of the digital dividend for the mobile broadband development and, in that sense, recommends the Company's management to actively participate in the process of public consultation, as well as at all successive steps in the preparation process of auction of frequencies.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Mrs. Francesca Petralia and Messrs. Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 14th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 14, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.